767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

February 1, 2022

VIA EDGAR TRANSMISSION

Jennifer Lopez-Molina

Erin Jaskot

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, D.C. 20549

Re:	Athena Pubco B.V.

Amendment No. 2 to Registration Statement on Form F-4

Filed January 18, 2022

File No. 333-259916

Dear Ms. Lopez-Molina and Ms. Jaskot:

On behalf of our client, Athena Pubco B.V., (the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 31, 2022, relating to Amendment No. 2 to the Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on January 18, 2022. In connection with these responses, the Company is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has revised the Registration Statement to update certain other disclosures.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the response to the comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Securities and Exchange Commission February 1, 2022 Page 2

Description of Allego’s Securities and Articles of Association, page 237

1. Comment: Please revise your discussion of the warrants to be offered in this transaction to clearly describe the exclusive forum provision included in Exhibit 4.1. Please disclose the extent to which the exclusive forum provision applies to federal securities laws claims. If the provision applies to the Securities Act claims, please also revise your filing to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also make conforming changes with regards to the exclusive forum provision in Exhibit 4.2, to the extent warrant holders may bring a claim under such agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 74 and 242 of the Amended Registration Statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8961 or by e-mail at matthew.gilroy@weil.com.

Sincerely yours, /s/ Matthew J. Gilroy Matthew J. Gilroy

cc:	Mathieu Bonet, Chief Executive Officer

Ton Louwers, Chief Financial Officer

Amanda Fenster, Esq., Weil, Gotshal & Manges LLP